February 3, 2020


Magda El Guindi-Rosenbaum
Morgan, Lewis & Bockius, LLP
1111 Pennsylvania Avenue, N.W.
Washington, D.C. 20004

Re:    Exchange Traded Concepts Trust
       SEC File Numbers: 333-156529; 811-22263


Dear Ms. El Guindi-Rosenbaum:

       We have reviewed the post-effective amendment filed on January 3, 2020, pursuant to
Rule 485(a) under Securities Act of 1933 (the "Securities Act"), to the registration statement on
Form N-1A of the Exchange Traded Concepts Trust (the "Trust"). The purpose of this filing is to change the name of the Trust's FLAG-Forensic Accounting Long-Short ETF to North Shore
Dual Share Class ETF (the "ETF") as well as entirely change its investment objective, investment policies and principal investment practices, and portfolio managers.

        Our comments are set forth below. The captions we use below correspond to the captions the Trust uses in its registration statement. Where a comment is made in one location, it is applicable to all similar disclosure elsewhere in the registration statement. Given the significance of the issues raised in this letter, we expect the Trust to delay the effectiveness of the registration statement until all of the comments in this letter are resolved.


                                             Prospectus


General Comments

         We note that the ETF has completely changed its investment strategies. These wholesale changes are accompanied by other significant changes, including a dropping of a subadvisor resulting in new portfolio managers and a transition from an affiliated index to an unaffiliated index. We have the following comments concerning these changes:

       1. Please supplementally inform the staff why the Board of Trustees believes these changes are consistent with its fiduciary duties and are in the best interests of its shareholders -- who did not vote for these changes. In your response:
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            a. Explain in detail what information the Board considered, and how it weighed the information in arriving at its decision.

            b. Explain in detail why the Board concluded that this approach was better for shareholders than other alternatives, such as liquidating the ETF and starting a new ETF.

            c. Support your explanation of the Board's deliberations with data. For example, if cost was a consideration, provide data on the expected cost savings from the proposed changes, as compared with starting a new ETF.

       2. Please also explain why the Adviser believes these change are consistent with its fiduciary duty to this ETF.

       3. Has the Trust and ETF notified its shareholders of this planned change? If so, please provide the staff with a copy of the notice and when and how (e.g., letter,
               e-mail) it was sent. If not, when will the Trust and ETF distribute such a notice and how?

       4. What is the composition of the ETF's shareholder base (e.g., affiliated v.
               unaffiliated, retail v. institutional, domestic v. foreign)? What percentage of the
               ETF's shares are held by retail investors?

       5. Please explain in your response why making these changes in a post-effective amendment to the registration statement of an existing ETF, as opposed to an amendment adding a new ETF, is consistent with the text and policy of Rule
               485(a) under the Securities Act. Explain why you believe this does not provide an unfair competitive advantage over other registrants, which add new series under Rule 485(a) that go effective within 75 days (as opposed to 60 days).

       6. Please inform the staff in your response letter what percentage of the ETF's current portfolio needs to be re-positioned as a result of these changes.

       7. Have any shareholders (including Authorized Participants) contacted the Trust or
               ETF or intermediaries about this planned transaction? If so, describe the nature of such communications including whether anyone has expressed displeasure or disagreement with the planned transaction or threatened legal action.

Fees and Expenses

        8. Please furnish the staff with a completed fee table (including the example) as soon as possible, but no later than one full week before this post-effective amendment becomes effective.
In your response letter to the staff, graphically portray how these fees and expenses compare to the fees and expenses before the changes to the investment strategies. We may have further comments.
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Principal Investment Strategies

       9. Disclose how many companies currently comprise the Index.

Principal Risks

        10. Please list your principal risks in order of importance, with the most significant risks
appearing first. See ADI 2019-08   Improving Principal Risks Disclosure,
available at:
https://ww
w.sec.gov/
investment/accounting-and-disclosure-information/principal-risks/adi-2019-
08-improving-principal-risks-disclosure.

         14. Dual Share Class Companies Risk   Please amplify the risk
disclosure to make it
clear that the ETF would only be a common stockholder of such companies and it would not be able to enjoy the voting rights it would have if it were invested in ordinary stock companies.
Also, please consider whether the historical performance of dual class companies, as compared to traditional single class companies, presents a principal risk that should be disclosed to investors. Please also consider whether there are any relevant regulatory risks with respect to dual class companies that are principal risks that should be disclosed.

         15. New/Smaller Fund Risk   This risk factor should be tailored
specifically to this ETF.
For example, explain to us why a Fund that has been operating for more than five years should still be considered "new"?

        16. Are there enough companies in the Index to allow the ETF to have a diversified portfolio? If not, include a discussion of the risk of non-diversification, or explain to us why you believe such disclosure in not appropriate.

Performance Information

       17. The first sentences of the second paragraph of this section should be in bold.

        18. Please provide a concise description of the changes in the principal investment strategies and a caveat to the effect that the changes are so sweeping that this performance data is of very limited use.

       19. In the second sentence of the second paragraph, change "may" to "would".

        20. Please explain in your response letter to the staff why "the Russell 3000 Index was determined to be a more appropriate index in light of the changes to the Fund's investment objective and strategies." In your response, please compare the performance of the S&P 500 to the Russell 3000 Index over 1 and 5 year periods, and since the ETF's inception.


                      Index Information/Trademark License/Disclaimers

       21. Please furnish the staff with the full index methodology.
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      22. Please include as exhibits to the registration statement the license and sub-license agreements pursuant to Item 28(h) of Form N-1A.

                                       Fund Management

       23. Please inform the staff whether the ETF has any present intention to employ a sub-adviser.


                             Statement of Additional Information

Information about Investment Policies, Permitted Investments, and Related Risks

        24. Some investments described here are not mentioned in the Trust's prospectus.
To the extent that the Fund intends to invest in such investments so that they might materially affect the performance of the Fund or the decision of an investor to purchase its shares, such investments, and their accompanying risks, should be discussed in the prospectus.


        We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information provided supplementally, or on exhibits added in any pre-effective amendment.

        We remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact the undersigned at (202) 551-6961 should you have any questions regarding this letter.

                                       Sincerely,

                                      /s/ John Grzeskiewicz

                                       John Grzeskiewicz
                                       Senior Counsel